

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

Via Facsimile and U.S. Mail

Mr. Steven L. Relis
Chief Financial Officer
Sanomedics International Holdings, Inc.
80 SW 8th Street, Suite 2180
Miami, Florida 33130

> **Re:** **Sanomedics International Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 000-54167**

Dear Mr. Relis:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief